

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2022

Tatiana Feneva
Chief Executive Officer
Tanico, Inc.
387 Whitby Shores Greenway
Whitby, Ontario L1N 9R6 Canada

      Re: Tanico, Inc.
           Registration Statement on Form S-1
           Filed December 14, 2021
           File No. 333-261643

Dear Ms. Feneva:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed December 14, 2021

Cover Page

1.   Disclose prominently on the cover page that Ms. Feneva currently controls the Company. Additionally, describe the voting power expected to be held by Ms. Feneva following this offering.

Offering Summary, page 3

2.   You state here your intentions to list your common stock on the OTCBB. Please remove the references to the OTCBB on pages 3 and 23, as FINRA officially ceased operation of the OTC Bulletin Board on November 8, 2021. See FINRA Regulatory Notice 21-38. To the extent you intend to seek quotation of your stock on an over-the-counter market, revise to reflect that your common stock would be "quoted" rather than listed.

Risks Relating to Common Stock

The proceeds of our Offering will be held in a standard corporate checking account..., page 11

3. With respect to your statement that creditors could attach funds raised in this offering during the offering process, provide context about this risk by addressing whether the company or its management are aware of creditors that would seek to attach the funds. Clarify how this risk factor is applicable given your disclosed liabilities in the prospectus.

Business of Issuer, page 20

4. Revise your discussion of the gaming industry to remove broad assertions unrelated to your business, such as the valuation of other companies, and to remove the implication that you compete with such companies. It is unclear how certain statistics presented here are relevant considerations for potential investors in your offering.

Governmental and Industry Regulations, page 22

5. Given your stated intentions to develop a product to "help professional child psychologists to conduct long-term monitoring of child behavior," please disclose the applicable government regulations you will be subject to, along with any approvals required in connection with your planned product.

Website, page 23

6. Please provide an accurate web site address for the Company. In this regard, we note that you plan to use your website for marketing purposes and to make your periodic reports available to investors.

Directors and Executive Officers, page 30

7. Revise to specify the principal occupations and employment of Ms. Feneva and Ms. Tomskaia during the past five years. Refer to Item 401(e) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Olivia Bobes, Law Clerk, at (202) 551-7361 or Joshua Shainess, Legal Branch Chief, at at (202) 551-7951 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Mont Tanner, Esq.